Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
March 31, 2014

	Three Months Ended March 31		Six Months Ended March 31
	2014	2013	2014	2013
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$216,963	$178,559	$353,436	$303,657
Add:
Portion of rents representative of the interest factor	3,124	3,321	6,261	6,462
Interest on debt & amortization of debt expense	31,601	33,331	63,716	63,853
Income as adjusted	$251,688	$215,211	$423,413	$373,972
Fixed charges:
Interest on debt & amortization of debt expense(1)	$31,601	$33,331	$63,716	$63,853
Capitalized interest(2)	234	434	708	909
Rents	9,372	9,965	18,784	19,387
Portion of rents representative of the interest factor(3)	3,124	3,321	6,261	6,462
Fixed charges(1)+(2)+(3)	$34,959	$37,086	$70,685	$71,224
Ratio of earnings to fixed charges	7.20	5.80	5.99	5.25